FEE REDUCTION COMMITMENT
(Goldman Sachs Short Duration Tax-Free Fund)
This FEE REDUCTION COMMITMENT is made as of July 1, 2008 by GOLDMAN SACHS ASSET MANAGEMENT, L.P. (“GSAM” or the “Adviser”) and GOLDMAN SACHS TRUST (the “Trust”).
          WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”);
          WHEREAS, GSAM serves as the investment adviser to the Goldman Sachs Short Duration Tax-Free Fund of the Trust (the “Fund”), pursuant to a Management Agreement dated April 30, 1997 and a related Assumption Agreement by and between Goldman, Sachs & Co. and GSAM (together, the “Management Agreement”);
          WHEREAS, the Adviser desires to reduce permanently its contractual fee rate under the Management Agreement for the Fund; and
          WHEREAS, the Adviser represents that the quality and quantity of its services under the Management Agreement will not be affected by this commitment and that its obligations under the Management Agreement will remain unchanged in all respects.
          NOW, THEREFORE, for good and valuable consideration receipt of which is hereby acknowledged, the Adviser and the Trust, intending to be legally bound, agree as follows:
     1. Effective the date hereof, the Adviser reduces permanently its contractual fee rate under the Management Agreement for the Fund as follows:
For all services to be rendered and payments made pursuant to the Management Agreement, the Trust on behalf of the Fund will pay to GSAM on the last day of each month a fee at an annual rate equal to the percentages of the average daily net assets of the Fund as set forth on Annex A hereto. The “average daily net assets” of the Fund shall be determined on the basis set forth in the Fund’s prospectuses or otherwise consistent with the 1940 Act and regulations promulgated thereunder.
     2. Any future amendment to increase or otherwise reinstate the contractual fee rate under the Management Agreement for the Fund as in effect prior to the date hereof must be approved by the shareholders of the Fund as and to the extent required by the 1940 Act.
     3. This Fee Reduction Commitment shall be attached to and made a part of the Management Agreement, and supersedes any previous fee reduction commitments.
     4. The Management Agreement shall continue in full force and effect as modified hereby.

          IN WITNESS WHEREOF, GSAM has caused this instrument to be executed by its officers designated below as of the day and year first above written.

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

Attest:	By:

(Authorized Officer)

Name:

Title

Accepted and Agreed as of the Date
First Set Forth Above:

GOLDMAN SACHS TRUST

By:

Name:

Title:

ANNEX A
GOLDMAN SACHS TRUST
FEE REDUCTION COMMITMENT

Fund Name	Annual Rate
Goldman Sachs Short Duration Tax-Free Fund	0.40% on first $1 billion
0.36% over $1 billion up to $2 billion
0.34% over $2 billion up to $5 billion
0.33% over $5 billion up to $8 billion
0.32% over $8 billion